EXCHEQUER

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement dated November 18, 2005, to the Prospectus dated May 1, 1998

This supplement adds certain information to your prospectus dated May 1, 1998, and amends certain information in the supplement dated April 29, 2005. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION ABOUT THE AIM V.I. TOTAL RETURN FUND

Fund Termination and Liquidation. The Board of Trustees of AIM Variable Insurance Funds has decided to terminate and liquidate the AIM V.I. Total Return Fund (the "AIM Fund"). In order to effect such liquidation, the AIM Fund will be closed to new investors on or about December 21, 2005 (the "Closing Date"), and shareholders will receive the net asset value per share for all the shares they own on the Closing Date.

To prepare for the closing and liquidation of the AIM Fund, the AIM Fund's portfolio managers may need to increase the portion of the AIM Fund's assets held in cash and similar instruments in order to pay the fund's expenses and meet redemption requests. As a result, the AIM Fund's normal exposure to stock and bond investments will be reduced or eliminated prior to the Closing Date.

Important Information about the Fund Termination and Liquidation.

- Anytime prior to the Closing Date you may voluntarily transfer amounts that you have allocated to the Division which invests in the AIM Fund to any of the other available Investment Divisions. These Investment Divisions include the Guaranteed Interest Division and the Divisions of the Variable Account. **See *The Variable Account*, page 18, of your Contract prospectus for more information about these other Investment Divisions.** Each Division of the Variable Account invests in a corresponding mutual fund Portfolio. **See the Fund Fees and Charges table and the Fund Investment Advisers and Investment Objectives section of the prospectus supplement dated April 29, 2005, for summary information about each of these other Portfolios.** There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See *Your Right to Transfer Among Divisions*, page 27, of your Contract prospectus.**
- After the Closing Date and our receipt of the proceeds from the liquidation of the AIM Fund, amounts which were allocated to the Division which invested in the AIM Fund will be automatically reallocated to the Division which invests in Class I shares of the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. **See *Your Right to Transfer Among Divisions*, page 27, of your Contract prospectus.** Furthermore, you will not incur any tax liability because of this automatic reallocation, and your Contract value immediately before the reallocation will equal your Contract value immediately after the reallocation.
- After the Closing Date, all future allocations directed to the Division which invested in the AIM Fund will be automatically allocated to the Division which invests in the ING Liquid Assets Portfolio.

- After the Closing Date, the Division which invested in the AIM Fund will no longer be available through your Contract.
- If you have not already received a prospectus for the ING Liquid Assets Portfolio, it accompanies this supplement. Read this prospectus carefully before deciding what to do with amounts allocated to the AIM Fund. If you need another copy of the prospectus, please contact our Customer Service Center at 1-877-253-5050 and we will send it to you.

Information about the ING Liquid Assets Portfolio.

Fund Fees and Expenses. The following table shows the investment advisory fees and other expenses charged annually by the ING Liquid Assets Portfolio. The figures are a percentage of the average net assets of the Portfolio as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Liquid Assets Portfolio (Class I) *	0.27%	--	0.02%	0.29%	--	0.29%

* The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to the Portfolio, has agreed for the Portfolio for the current fiscal year.. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

Fund Investment Advisers/Subadviser and Investment Objectives. The following table lists the investment adviser and subadviser and information regarding the investment objective of the ING Liquid Assets Portfolio.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.

More Information is Available.

More detailed information about the Portfolios available through your Contract, including information about the risks associated with investing in these Portfolios, can be found in the current prospectus and Statement of Additional Information for that Investment Division. You may obtain these documents by contacting us at our:

Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050